

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

By U.S. Mail and facsimile to (609) 561-8225

Gina Merritt-Epps, Esq.
Corporate Counsel and Secretary
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, New Jersey 08037

> **Re:** **South Jersey Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 18, 2010**
> **File No. 001-06364**

Dear Ms. Merritt-Epps:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director